UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. ___________________)

RTI SURGICAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74975N105

(CUSIP Number)

Marc R. Viscogliosi

PS Spine HoldCo, LLC

505 Park Avenue, 14th Floor

New York, New York 10022

Telephone: (212) 583-9700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 8, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975N105	Page 2

(1)	NAMES OF REPORTING PERSONS PS Spine HoldCo, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
(14)	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of RTI Surgical Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 520 Lake Cook Road, Suite 315, Deerfield, Illinois 60015.

Item 2.	Identity and Background.

This Schedule 13D is being filed by PS Spine HoldCo, LLC, a Delaware limited liability company (the “Reporting Person”). The name, present principal occupation or employment and certain other information relating to each of the executive officers and managers of the Reporting Person are set forth on Schedule A hereto, and are incorporated by reference in their entirety into this Item 2.

The principal business address of the Reporting Person, and a business address of each of the individuals listed on Schedule A hereto, is 505 Park Avenue, 14th Floor, New York, New York 10022.

The principal business of the Reporting Person is to hold, manage and distribute the consideration received by the Reporting Person from the Issuer pursuant to, and to enforce its rights and satisfy its obligations under, the Master Transaction Agreement, dated as of November 1, 2018 (the “Master Transaction Agreement”), by and among RTI Surgical, Inc., a Delaware corporation (“RTI”), the Reporting Person, the Issuer and Bears Merger Sub, Inc., a Delaware corporation (“Merger Sub”).

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any individual listed on Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the individuals listed on Schedule A hereto is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On March 8, 2019, at the closing of the Transaction (as defined below) contemplated by the Master Transaction Agreement (the “Closing”), (i) the Reporting Person contributed all of the issued and outstanding equity interests in Paradigm Spine, LLC, a Delaware limited liability company (“Paradigm”), to the Issuer (the “Contribution”), (ii) Merger Sub was merged with and into RTI (the “Merger”), with RTI surviving as a wholly owned direct subsidiary of the Issuer and (iii) the Issuer changed its name from “Bears Holding Sub, Inc.” to “RTI Surgical Holdings, Inc.” (collectively, the “Transaction”). Accordingly, immediately following the Closing, the Issuer owned both RTI and Paradigm as wholly owned subsidiaries.

At the Closing, pursuant to the Master Transaction Agreement, (i) each share of common stock, par value $0.001 per share, of RTI (“RTI Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than shares held by RTI as treasury shares or by the Issuer or Merger Sub immediately prior to such effective time, which were automatically cancelled) were converted automatically into one fully paid and nonassessable share of Common Stock, (ii) each share of Series A convertible preferred stock, par value $0.001 per share, of RTI issued and outstanding immediately prior to the effective time of the Merger (other than shares held by RTI as treasury shares or by the Issuer or Merger Sub immediately prior to such effective time, which were automatically cancelled) were converted automatically into one fully paid and nonassessable share of Series A convertible preferred stock, par value $0.001 per share, of the Issuer and (iii) each stock option and restricted stock award granted by RTI was converted into a stock option or restricted stock award, as applicable, of the Issuer with respect to an equivalent number of shares of Common Stock on the same terms and conditions as were applicable prior to the Closing.

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As consideration for the Contribution, pursuant to the Master Transaction Agreement, at the Closing, the Issuer (i) paid the Reporting Person $99,970,000 in cash (the “Closing Cash Consideration Amount”), subject to adjustment as described below, (ii) issued 5,098,588 fully paid and nonassessable shares of Common Stock to the Reporting Person (the “Initial Shares”) and (iii) issued 5,631,026 fully paid and nonassessable shares of Common Stock to the lenders under Paradigm’s pre-Closing senior secured credit agreement and certain of their affiliates (the “Payoff Shares”). A portion of the Closing Cash Consideration Amount was used to pay the Reporting Person’s transaction expenses in connection with the Master Transaction Agreement and the transactions contemplated thereby. The remainder of the Closing Cash Consideration Amount and the Payoff Shares were used to pay amounts outstanding under Paradigm’s pre-Closing senior secured credit agreement and other amounts due to the lenders thereunder and certain of their affiliates. The Issuer and the Reporting Person will determine any adjustment to the Closing Cash Consideration Amount based on the variance of the amounts of Paradigm’s indebtedness, unpaid transaction expenses, cash and working capital as of the Closing to the amounts of Paradigm’s indebtedness, unpaid transaction expenses, cash and working capital estimated by the Reporting Person prior to the Closing for purposes of calculating the Closing Cash Consideration Amount. If the cash consideration to be paid by the Issuer pursuant to the Master Transaction Agreement, as finally determined pursuant to the terms of the Master Transaction Agreement (the “Cash Consideration Amount”), exceeds the Closing Cash Consideration Amount, the Issuer will pay the difference by wire transfer of immediately available funds to the Reporting Person. Conversely, if the Closing Cash Consideration Amount exceeds the Cash Consideration Amount, the Reporting Person will pay the difference by wire transfer of immediately available funds to the Issuer.

In addition to the Cash Consideration Amount, the Initial Shares and the Payoff Shares, the Issuer has agreed to pay contingent consideration to the Reporting Person upon the occurrence of certain events in the future, on the terms and conditions set forth in the Master Transaction Agreement. The contingent consideration includes the following:

•	if on or prior to December 31, 2020, the net revenue of the Issuer and its subsidiaries in respect of specified legacy products of Paradigm is equal to or exceeds $65,000,000 in any consecutive twelve month period ending upon the completion of any fiscal quarter at least twelve months after the Closing (an “LTM Period”), then the Issuer will pay to the Reporting Person or its designee, no earlier than December 31, 2020, by wire transfer of immediately available funds, $20,000,000 (the “Cash Earnout Amount”);

•	if in any LTM Period ending on or prior to December 31, 2021, the net revenue of the Issuer and its subsidiaries in respect of specified legacy products of Paradigm and specified RTI Zyga products (the “Giants/Zyga Revenue”) is greater than $85,000,000, then the Issuer will issue to the Reporting Person the number of Initial Earnout Shares (as defined below) payable to the Reporting Person with respect to such LTM Period (less the total number of Initial Earnout Shares that have previously been issued to the Reporting Person in any prior LTM Period); and

•	if in any LTM Period ending on or prior to December 31, 2022, the Giants/Zyga Revenue is greater than $105,000,000, then the Issuer will, at its option, either (i) issue to the Reporting Person the Final Earnout Shares (as defined below) or (B) pay the Issuer, by wire transfer of immediately available funds, the Cash Election Amount (as defined below) issuable or payable, as applicable, to the Reporting Person with respect to such LTM Period (less the total number of Final Earnout Shares that have previously been issued to the Reporting Person and any Cash Election Amount that has previously been paid to the Reporting Person, in each case, in any prior LTM Period).

The number of Initial Earnout Shares and Final Earnout Shares and the Cash Election Amount will be determined as follows:

•	“Initial Earnout Shares” will be equal to the number of shares of Common Stock (rounded to the nearest whole share) equal to the sum of:

•	(i) (a) 10,729,614 shares of Common Stock, multiplied by (b) the quotient of (1) (A) the Giants/Zyga Revenue for the applicable LTM Period, minus (B) $85,000,000, divided by (2) $11,764,705.88, provided, that if the Giants/Zyga Revenue for the applicable LTM Period is greater than $96,764,705.88, for purposes of this calculation, the Giants/Zyga Revenue will be deemed to equal $96,764,705.88; and

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•	(ii) the greater of (a) zero (0) shares of Common Stock and (b) (1) the number of shares (rounded to the nearest whole share) of Common Stock with an aggregate value of $35,000,000 based on the volume weighted average closing trading price of the Common Stock on the Nasdaq Global Market (or any other national stock exchange or quotation system on which the Common Stock is then listed or quoted) for the last five trading days in the applicable fiscal period in which such shares are earned as reported by the Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by RTI and the Reporting Person (the “VWAP”), multiplied by (2) the quotient of (a) (I) the Giants/Zyga Revenue for the applicable LTM Period, minus (II) $96,764,705.88, divided by (b) $8,235,294.12, provided, that if the Giants/Zyga Revenue for the applicable LTM Period is greater than $105,000,000, for purposes of this calculation, the Giants/Zyga Revenue will be deemed to equal $105,000,000.

•	“Final Earnout Shares” will be equal to (i) the number of shares (rounded to the nearest whole share) of Common Stock with an aggregate value of $45,000,000 based on the VWAP, multiplied by (ii) the quotient of (a) (1) the Giants/Zyga Revenue for the applicable LTM Period, minus (2) $105,000,000, divided by (b) $20,000,000, provided, that if the Giants/Zyga Revenue for the applicable LTM Period is greater than $125,000,000, for purposes of this calculation, the Giants/Zyga Revenue will be deemed to equal $125,000,000.

•	“Cash Election Amount” will be equal to the amount in cash (rounded to the nearest whole U.S. Dollar) equal to (i) $45,000,000, multiplied by (ii) the quotient of (a) (1) the Giants/Zyga Revenue for the applicable LTM Period, minus (2) $105,000,000, divided by (b) $20,000,000, provided, that if the Giants/Zyga Revenue for the applicable LTM Period is greater than $125,000,000, for purposes of this calculation the Giants/Zyga Revenue will be deemed to equal $125,000,000.

In addition, the Master Transaction Agreement provides that, if a change of control of the Issuer occurs or if the Issuer disposes of all or substantially all of the assets of the business of developing, manufacturing, marketing and selling coflex® spinal fixation products, any remaining contingent consideration that has not been paid or issued to the Reporting Person (other than any contingent consideration that cannot be earned due to the expiration of the applicable time periods set forth above) will accelerate and be payable to the Reporting Person at their respective maximum potential amounts upon the occurrence of such change of control or disposition.

The Master Transaction Agreement provides that any indemnification obligations the Reporting Person owes to RTI or its affiliates or representatives pursuant to the Master Transaction Agreement will be satisfied by (i) withholding and setting off against any contingent consideration earned by the Reporting Person an amount equal to the amount of such indemnification obligation, (ii) permanently reducing the amount of the contingent consideration available to be issued or paid to the Reporting Person pursuant to the Master Transaction Agreement in an amount equal to such indemnification obligation or (iii) reducing the amount of any tax refund attributable to a pre-Closing tax period and due to the Reporting Person by the amount of such indemnification obligation. In addition, the Master Transaction Agreement provides that, subject to certain limited exceptions, RTI is required to withhold, set off or reduce the payment of the Cash Earnout Amount prior to withholding, setting off or reducing any other contingent consideration issuance or payment.

If, pursuant to the terms of the Master Transaction Agreement, the Reporting Person earns the Cash Earnout Amount, $10.0 million of the contingent consideration described above (which can take the form of cash, stock or a combination of both) that would otherwise be issuable or payable to the Reporting Person will be used by the Reporting Person to pay amounts due to the lenders under Paradigm’s pre-Closing senior secured credit agreement and certain of their affiliates.

The Reporting Person did not invest new capital in the Issuer in connection with the Transaction.

References to and any descriptions of the Master Transaction Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of the Master Transaction Agreement, a copy of which is filed as an exhibit hereto and which is incorporated by reference in its entirety herein.

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Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference into Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Subject to the terms of the Lock-Up Agreement (as defined below) and any applicable securities laws, the Reporting Person intends to transfer the consideration that it receives pursuant to the Master Transaction Agreement (including shares of Common Stock), net of transaction and other expenses and amounts due to its senior lenders and their affiliates, to its unitholders in accordance with its organizational documents as soon as reasonably practicable following its receipt thereof.

The Master Transaction Agreement provides that, following the Closing, until the later of (i) December 31, 2022, and (ii) the time at which the Reporting Person and its unitholders as of immediately prior to the Contribution own less than 10% of the outstanding Common Stock (assuming the conversion of all of the Issuer’s outstanding convertible preferred stock into Common Stock), the Reporting Person will be entitled to nominate one director to the Issuer’s board of directors (the “Designated Director”), which Designated Director will be Jeffrey C. Lightcap, Anthony G. Viscogliosi or any other person mutually agreed by the Issuer and the Reporting Person. The Master Transaction Agreement also provides that, at each meeting of the Issuer’s stockholders at which the election of directors is to be considered, the Issuer will nominate the Designated Director designated by the Reporting Person for election to the Issuer’s board of directors, solicit proxies from the Issuer’s stockholders in favor of the election of such Designated Director and use its reasonable best efforts to cause such Designated Director to be elected to the Issuer’s board of directors, including voting all unrestricted proxies in favor of the election of such Designated Director, recommending approval of such Designated Director’s election to the Issuer’s board of directors and not taking any action designed to diminish the prospects of such Designated Director being elected to the Issuer’s board of directors. Jeffrey C. Lightcap, currently a manager of the Reporting Person, is the initial Designated Director and, accordingly, was elected to the Issuer’s board of directors at the effective time of the Merger, to hold such office until the next annual meeting of stockholders of the Issuer or until his successor has been duly elected and qualified. It is expected that, from time to time, Mr. Lightcap and any future Designated Director may, as a member of the board of directors of the Issuer, engage in discussions with management, the board of directors and stockholders of the Issuer and other relevant parties, or encourage such persons to consider or explore or be involved in discussions, that relate to one or more of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, extraordinary corporate transactions, such as a merger or reorganization, sales of a material amount of assets of the Issuer, changes to the capitalization or dividend policy of the Issuer, other material changes to the Issuer’s business or corporate structure or changes in the Issuer’s certificate of incorporation or bylaws.

Marc Viscogliosi, Chairman and Chief Executive Officer of the Reporting Person and former Chairman and Chief Executive Officer of Paradigm, has agreed to provide certain consulting services to RTI. In addition, the Master Transaction Agreement provides that the Issuer will use its reasonable best efforts to cause progress meetings among the Issuer’s Chief Executive Officer, the leader of the Issuer’s sales force for coflex® and SImmetry products (the “Sales Leader”), Mr. Viscogliosi and other applicable individuals to occur, and to cause progress reports to be prepared, on a monthly basis (or on such other frequency as agreed by the Issuer’s Chief Executive Officer, the Sales Leader and Mr. Viscogliosi). It is expected that, from time to time, Mr. Viscogliosi may, in connection with such consulting services or at such progress meetings, engage in discussions with management of the Issuer and other relevant parties, or encourage such persons to consider or explore or be involved in discussions, that relate to one or more of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, material changes to the Issuer’s business.

At the Closing, the Reporting Person entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which it agreed not to sell or otherwise transfer any Initial Shares or Payoff Shares, subject to certain limited exceptions (including, among others, the transfer of such shares to the Reporting Person’s unitholders that agree to receive such shares subject to the provisions of the Lock-Up Agreement that are applicable to the Reporting Person), during the period commencing on the Closing and ending on the earlier of (i) the date that is 180 days after the date of Closing and (ii) the date on which the Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Issuer’s stockholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property (the “Lock-Up Period”). On March 8, 2019, the Issuer gave its consent to allow the Reporting Person to sell up to an aggregate of 79,505 shares of Common Stock (the “Lock-Up Waiver Shares), constituting a portion of the Initial Shares, in open market transactions for the purpose of paying for certain administrative expenses, from time to time prior to the expiration of the Lock-Up Period. Such consent is effective until the date on which the Lock-Up Period expires. As described in greater detail on Schedule B hereto, which Schedule B is incorporated by reference in its entirety into this Item 4, the Reporting Person has sold all of the Lock-Up Waiver Shares in open market transactions on the Nasdaq Global Market.

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In addition to the above, subject to the terms of the Lock-Up Agreement and any applicable securities laws, the Reporting Person may acquire or dispose of shares of Common Stock or other securities of the Issuer, including derivatives or other instruments that are based upon or relate to the value of Common Stock or other securities of the Issuer, and engage in discussions with management, the board of directors and stockholders of the Issuer and other relevant parties, or encourage such persons to consider or explore or be involved in discussions, that relate to one or more of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, extraordinary corporate transactions, such as a merger or reorganization, sales of a material amount of assets of the Issuer, changes to the capitalization or dividend policy of the Issuer, other material changes to the Issuer’s business or corporate structure or changes in the Issuer’s certificate of incorporation or bylaws.

Other than as described in, or in the information incorporated by reference into, this Item 4, the Reporting Person does not have any current plans or proposals that relate to, or that would result in any of the matters described in, clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

References to and any descriptions of the Master Transaction Agreement and the Lock-Up Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of the Master Transaction Agreement and the Lock-Up Agreement, respectively, copies of which are filed as exhibits hereto and which are incorporated by reference in their entirety herein.

Item 5.	Interest in Securities of the Issuer.

The information set forth on the cover page to this Schedule 13D and the information set forth in or incorporated by reference into Items 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)	The Reporting Person is not the beneficial owner of any shares of Common Stock.

(b)	The Reporting Person had the sole power to vote or direct the vote of, and sole power to dispose or the direct the disposition of, all of the shares of Common Stock that were previously beneficially owned by the Reporting Person.

(c)	At the Closing on March 8, 2019, as partial consideration for the Contribution, the Issuer issued 5,098,588 fully paid and nonassessable shares of Common Stock to the Reporting Person. On March 15, 2019, the Reporting Person transferred 5,019,083 shares of Common Stock to certain of its unitholders in accordance with its organizational documents. Schedule B hereto, which is incorporated by reference in its entirety into this Item 5(c), describes all sales of the Lock-Up Waiver Shares that were effected during the past 60 days by the Reporting Person. Except as set forth in this Item 5(c) or Schedule B hereto, the Reporting Person has not effected any transactions in Common Stock during the past 60 days.

(d)	Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

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(e)	The Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock on March 15, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference into Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Master Transaction Agreement, dated as of November 1, 2018, by and among RTI Surgical, Inc., PS Spine HoldCo, LLC, RTI Surgical Holdings, Inc. (f/k/a Bears Holding Sub, Inc.) and Bears Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to RTI's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2018)

2.	Lock-Up Agreement, dated March 8, 2019, executed by PS Spine HoldCo, LLC

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2019	PS SPINE HOLDCO, LLC

	By:	/s/ Marc R. Viscogliosi
	Name:	Marc R. Viscogliosi
	Title:	Chief Executive Officer

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SCHEDULE A

Name	Position(s) with the Reporting Person	Present Principal Occupation
Marc R. Viscogliosi	Chairman and Chief Executive Officer	Principal at Viscogliosi Brothers, LLC, a merchant bank and venture capital firm focused on the musculoskeletal/orthopedics industry (“VB”). VB’s address is 505 Park Avenue, 14th Floor, New York, New York 10022.
Steven D. Ward	Chief Financial Officer and Secretary	Chief Financial Officer and Chief Operating Officer of VB
Anthony G. Viscogliosi	Manager	Principal at VB
John C. Moran	Manager	Corporate consultant
Jeffrey C. Lightcap	Manager	Senior Managing Director at HealthCor Partners Management, L.P., a private equity firm that invests primarily in growth equity and later stage developmental companies across all sectors of the healthcare and life sciences industry (“HealthCor”). HealthCor’s address is 1325 Avenue of the Americas, 27th Floor, New York, New York 10019.
David Robbins	Manager	Advisor to Trevi Health Capital LLC, a specialist investment firm that provides healthcare-focused alternative asset management through a variety of private equity funds (“Trevi”). Trevi’s address is 660 Madison Avenue, 15th Floor, New York, New York 10065.
Michael Y. Mashaal, MD	Manager	Managing Director at HealthCor
Howard Rowe	Manager	Managing Director at Hayfin Capital Management LLP, an alternative asset management firm (“Hayfin”). Hayfin’s address is One Eagle Place, London, SW1Y 6AF, United Kingdom.

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SCHEDULE B

Sales Data

Name of Seller	Sale Date	Number of Shares Sold	Price Per Share(1)	Nature of Sale(2)
PS Spine HoldCo, LLC	3/13/2019	7,000	$5.79	Brokers’ Transaction
PS Spine HoldCo, LLC	3/13/2019	2,535	$5.82	Brokers’ Transaction
PS Spine HoldCo, LLC	3/13/2019	4,995	$5.78	Brokers’ Transaction
PS Spine HoldCo, LLC	3/13/2019	8,120	$5.80	Brokers’ Transaction
PS Spine HoldCo, LLC	3/14/2019	36,489	$5.71	Brokers’ Transaction
PS Spine HoldCo, LLC	3/14/2019	20,366	$5.72	Brokers’ Transaction

(1)	Excluding any brokerage commissions.
(2)	Sold on the Nasdaq Global Market.

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